Exhibit 99.1

Jumei Announces Strategic Investment in Jiedian

BEIJING, May 4, 2017 (GLOBE NEWSWIRE) — Jumei International Holding Limited (NYSE:JMEI) (“Jumei” or the “Company”), China’s leading online retailer of beauty products, today announced that it had entered into definitive agreements to acquire equity interests in Shenzhen Jiedian Technology Co., Ltd (“Jiedian”) for a total cash consideration of RMB300 million.

Jiedian is one of the leading players in the portable power bank sharing business. It facilitates master power charging boxes in highly frequented points of interest, such as restaurants, bars, gyms, airports, train stations, shopping malls, hair/beauty salons, hospitals and parks. Each power box contains multiple portable power banks, and users can charge their mobile phones on-site or take away a power bank and return it at any other Jiedian site. Users can use Jiedian’s app to locate nearby power boxes where they can rent a portable power bank by scanning a QR code and making mobile payments. Jiedian has deployed its power boxes in over twenty major cities and plans on expanding nationwide.

Mr. Leo Ou Chen, founder and CEO of Jumei, commented, “The sharing economy is rapidly developing as hundreds of millions of Chinese consumers have embraced internet mobility as a way of life, both professionally and socially. Intensive smartphone usage creates a vast market for Jiedian’s innovative services and network. This strategic investment in Jiedian will allow us to further expand our eco system to the forefront of mobile internet business and is an important portion of Jumei’s all-in strategy to ride the new wave of technology innovation.”

About Jumei International Holding Limited

Jumei (NYSE:JMEI) is China’s leading online retailer of beauty products. Jumei’s internet platform is a trusted destination for consumers to discover and purchase branded beauty products, baby, children and maternity products, light luxury products, health supplements and other products through the Company’s jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://ir.jumei.com.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei’s filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Ms. Dahlia Wei
Investor Relations Director
Phone: +86-10-5676-6982
Email: linw@jumei.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com